                                                     July 25, 2006

BY HAND AND BY EDGAR
--------------------
Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street N.E.
Washington, D.C. 20549

         RE:      Aircastle Limited
                  Amendment No. 2 to Registration Statement on Form S-1
                  (File No. 333-134669)
                  -----------------------------------------------------

Dear Ms. Long:

                  On behalf of Aircastle Limited, a Bermuda exempted company
(the "Company"), enclosed is a copy of Amendment No. 2 to the above-referenced
Registration Statement (the "Registration Statement"), as filed with the
Securities and Exchange Commission (the "Commission") on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement on Form S-1
filed with the Commission on July 10, 2006.

                  The changes reflected in the Registration Statement include those made in response to the comments (the "Comments") of the staff of the
Commission (the "Staff") set forth in the Staff's letter of July 21, 2006 (the
"Comment Letter"). The Registration Statement also includes other changes that are intended to update, clarify and render more complete, the information contained therein.

                  Set forth below in this letter are the Company's responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the
Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the
Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Prospectus Summary, page 1
--------------------------

     1.   We read your response to comment 7 of our letter June 28, 2006. We also note the statement in the fourth sentence of the first paragraph in the section entitled

Aircastle Limited
July 25,2006

          "Aircastle Limited" that you are obligated to pay...maintenance or modification costs "in some cases." Please reconcile this statement with the disclosure in the second sentence of the last paragraph on page 85 that you are required to bear a portion of the maintenance or modification costs under "many" of your leases. In addition, please discuss the maintenance payments and end of lease payments the lessee is required to pay under all of your leases, which are reflected in
          Note 2 to your audited financial statements. It is unclear to us whether the amounts that you are obligated to pay in "some cases" or under "many" of your leases are:

          o    portions of these maintenance payments that you return to the lessees after they have fully performed the maintenance at their expense,

          o    amounts that you pay, either out of the payments or in excess of the payments, to perform maintenance that the lessee fails to perform,

          o    amounts that are necessary to cover maintenance that the lease requires the company to perform, or

          o    some other amount.

               The disclosure on pages 1, 48, 83 and 88-89 has been revised in response to the Staff's comment.

Recent Developments, page 3
---------------------------

Second Quarter Financial Results, page 4
----------------------------------------

     2.   It appears that you intend to present EBITDA for the quarter ended
          June 30, 2006. If so, please also provide all of the disclosures required by Item 10(e) of Regulation S-K, or refer to the location elsewhere in the filing where they are located.

               The Company has revised the disclosure on page 4 in response to the Staff's comment to provide a reconciliation of EBITDA to net income and a cross-reference to the disclosures required by Item
          10(e) of Regulation S-K.

Dividend Policy, page 39
------------------------

     3.   We read your response to comment 30 of our letter dated June 28, 2006 and we reissue this comment with respect to the second bullet point of this comment, as it does not appear that you have provided the requested disclosure

Aircastle Limited
July 25,2006

              The disclosure on page 1 has been revised in response to the
          Staff's comment.

Description of Share Capital, page 114
--------------------------------------

Differences in Corporate Law, page 118
--------------------------------------

     4.   We read your response to comment 59 of our letter dated June 28, 2006 and the revised disclosure in the second sentence of the first paragraph. Please delete the term "certain," as it implies that you have not discussed all of the material differences between Bermuda and
          Delaware corporate law.

               The disclosure on page 124 has been revised in response to the
          Staff's comment.

Financial Statements
--------------------

Unaudited Consolidated Pro Forma Financial Statements
-----------------------------------------------------

     5.   It appears that different terminology is being used to refer to the same pro forma amounts. For example, on page 40, the first column heading is adjusted and the second column heading is as further adjusted. In your pro forma financial statements, the first pro forma column heading is pro forma and the second pro forma column heading is pro forma, as adjusted. Please clarify whether these amounts are the same. If so, please use the same terminology to refer to them. If these amounts are different, please clarify how they are different and why you are presenting two different sets of pro forma amounts.

               The disclosure has been revised in response to the Staff's comment to use consistent column headings throughout the prospectus, including on page 43 and in the unaudited consolidated pro forma financial statements. Also, the related text and footnotes have been updated to clarify the definitions of "pro forma" and "pro forma, as adjusted".

Note 1. Adjustments to Pro Forma Consolidated Statements of Operations and
Balance Sheet, page F-6
---------------------------------------------------------------------------

     6.   Please break out adjustment (A) into two separate adjustments:
          reductions in interest expense due to extinguishments of existing debt and additions to interest expense due to new debt. Each of these pro forma adjustments should show precisely how the amount of each adjustment was computed. Each adjustment should disclose the amount of each loan being repaid or issued

Aircastle Limited
July 25,2006

          multiplied times its interest rate and arrive at the amount of interest expense to be deducted or added in the pro forma adjustment.
          For debt that incurs interest at a variable rate, you should use the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect. Please also disclose the average interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%). Make the appropriate revisions.

               The disclosure on page F-6 has been revised in response to the
          Staff's comment.

     7.   Please disclose in the footnote to adjustment (B) how you computed the amount of the adjustment to your income taxes, including your assumed tax rate.

               The disclosure on page F-6 has been revised in response to the
          Staff's comment.

     8.   Please disclose in the footnote to adjustment (J) how you computed the amount of the adjustment to your additional paid-in capital.

               The disclosure on page F-8 has been revised in response to the
          Staff's comment.

Consolidated Financial Statements -- December 31, 2004 and 2005
---------------------------------------------------------------

Notes to Financial Statements
-----------------------------

Note 4.  Lease Rental Revenue and Flight Equipment Held for Lease, page F-19
----------------------------------------------------------------------------

     9.   We note your response to comment 76 of our letter dated June 28, 2006.
          Your response to comment 77 of our letter dated June 28, 2006 indicates that you have contingent rentals related to your floating rate leases. Please advise, or disclose the amount of contingent rent recorded for each period presented. Refer to paragraph 5(n) of SFAS
          13.

               The Company supplementally advises the Staff that it has no contingent rentals related to its floating rate leases

                                    * * * * *

                  The Company advises the Staff that it plans to commence
marketing on July 26, 2006, and would like to be in a position to go effective on August 7, 2006. The Company thanks the Staff for its prompt responses to date, and respectfully requests that

Aircastle Limited
July 25, 2006

the Staff provide any final comments within a period of time as to allow the
Company to meet the timetable described above. On behalf of the Company, we thank the Staff in advance for its kind consideration.

                  Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

                                                     Very truly yours,

                                                     /s/ Joseph A. Coco
                                                     Joseph A. Coco

cc:     Mr. David Walton
        General Counsel
        c/o Aircastle Advisor LLC
        300 First Stamford Place, 5th Floor
        Stamford, CT 06902

        Edward F. Petrosky
        J. Gerard Cummins
        Sidley Austin LLP
        787 Seventh Avenue
        New York, NY 10019